						Exhibit 12.1
						11/30/2006
GEORGIA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2005
and the year to date September 30, 2006

						Nine
						Months
						Ended
Year ended December 31,						September 30,
	2001	2002	2003	2004	2005	2006
--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$976,319	$977,583	$998,324	$1,040,005	$1,149,122	$1,131,234
Interest expense, net of amounts capitalized	185,231	169,417	184,138	228,526	282,535	239,531
Distributions on mandatorily redeemable preferred securities	59,104	62,553	59,675	15,839	0	0
AFUDC - Debt funds	13,574	8,405	5,415	8,824	10,733	8,045

Earnings as defined	$1,234,228	$1,217,958	$1,247,552	$1,293,194	$1,442,390	$1,378,810

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$162,546	$138,850	$158,587	$167,821	$202,265	$162,536
Interest on affiliated loans	12,389	9,793	3,194	46,315	67,321	66,539
Interest on interim obligations	12,692	3,074	0	0	0	0
Amort of debt disc, premium and expense, net	15,106	16,108	15,598	15,533	15,979	12,545
Other interest charges	(3,928)	9,995	12,174	7,682	7,703	5,956
Distributions on mandatorily redeemable preferred securities	59,104	62,553	59,675	15,839	0	0

Fixed charges as defined	$257,909	$240,373	$249,228	$253,190	$293,268	$247,576

RATIO OF EARNINGS TO FIXED CHARGES	4.79	5.07	5.01	5.11	4.92	5.57